================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                           ---------------------------



                                    FORM 11-K

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003


                     ARRIS GROUP, INC. EMPLOYEE SAVINGS PLAN


                                       of


                                ARRIS GROUP, INC.

                             A Delaware Corporation
                   IRS Employer Identification No. 58-2588724
                            SEC File Number 000-31254


                              3871 LAKEFIELD DRIVE
                                SUWANEE, GA 30024
                                 (770) 622-8400


================================================================================

                                ARRIS GROUP, INC.
                              EMPLOYEE SAVINGS PLAN
        AS OF DECEMBER 31, 2003 AND 2002 AND YEAR ENDED DECEMBER 31, 2003

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----

Report of Independent Registered Public Accounting Firm                      1

Financial Statements:

         Statements of Net Assets Available for Benefits                     2

         Statements of Changes in Net Assets Available for Benefits          3

         Notes to Financial Statements                                       4

Supplemental Schedule:

         Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)    9

Signatures                                                                  10

Exhibit 23 - Consent of Independent Registered Public Accounting Firm       11

                                ARRIS GROUP, INC.
                              EMPLOYEE SAVINGS PLAN

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of ARRIS Group, Inc.
   and the Trustees of the ARRIS Group, Inc.
   Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of ARRIS Group, Inc. Employee Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                      /s/ ERNST & YOUNG LLP

Atlanta, Georgia
June 10, 2004

                                ARRIS GROUP, INC.
                              EMPLOYEE SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                          DECEMBER 31,
                                                    2003                 2002
                                                -----------          -----------
ASSETS
Investments, at fair value                      $35,011,182          $27,679,656
Contributions receivable:
  Participants                                           --              142,490
  Employer                                        1,000,000              100,511
                                                -----------          -----------
                                                  1,000,000              243,001
                                                -----------          -----------
Net assets available for benefits               $36,011,182          $27,922,657
                                                ===========          ===========



                             See accompanying notes.

                                ARRIS GROUP, INC.
                              EMPLOYEE SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          YEAR ENDED DECEMBER 31, 2003

Additions to net assets attributed to:
   Contributions:
     Participants                                                  $  5,086,099
     Employer                                                         2,565,806
                                                                   ------------
                                                                      7,651,905
   Dividends and interest                                               628,221
   Net realized and unrealized depreciation in fair
     value of investments                                             6,221,832
                                                                   ------------
Total additions                                                      14,501,958

Deductions from net assets attributed to:
   Benefits paid to participants                                     (5,024,142)
   Transfers out of plan - disposal of product line                  (1,378,924)
   Administrative expenses                                              (10,367)
                                                                   ------------
Total deductions                                                     (6,413,433)

Net increase                                                          8,088,525

Net assets available for benefits:
   Beginning of year                                                 27,922,657
                                                                   ------------
   End of year                                                     $ 36,011,182
                                                                   ============



                             See accompanying notes.

                                ARRIS GROUP, INC.
                              EMPLOYEE SAVINGS PLAN

                  NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)


NOTE 1. DESCRIPTION OF THE PLAN

The following description of ARRIS Group, Inc. Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description and Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan, a defined contribution plan covering substantially all employees of ARRIS Group, Inc. ("ARRIS" or the "Company"), is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

CONTRIBUTIONS

Effective January 1, 2003, participants may contribute up to 50% of their pretax compensation in increments of 0.1%, subject to Internal Revenue Service ("IRS") limitations. Until June 30, 2003, the Company contributed an amount equal to a percent of compensation depending on the participating subsidiary and active participation in the ARRIS Group, Inc. Pension Plan ("Pension Plan"), with a maximum range of 1.5% to 6% of compensation. Effective July 1, 2003, participants that were previously active participants in the Pension Plan began receiving matching contributions calculated in a similar fashion as those that were not active participants in the Pension Plan.

Effective July 1, 2003, the Company suspended employer-matching contributions. As such, no employer matching contributions were made or will be made under the Plan for any payroll period occurring during the period beginning on July 1, 2003 and ending as of the effective date of an amendment to the Plan by the Company to remove this suspension. However, as of December 31, 2003, the Company made the decision to make a $1,000,000 one-time discretionary contribution (in aggregate) for eligible employees, equivalent to approximately 1.7% of each employee's salary, which is reported as employer contributions receivable on the Statement of Net Assets Available for Benefits.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, allocations of the Company's matching contributions, allocable share of investment results, and allocable share of administrative expenses not otherwise paid by the Company. Investment results are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of participant accounts plus actual earnings thereon is based on years of service. Participants are fully vested after three years of credited service.

FORFEITURES

During 2003, approximately $63,228 of nonvested employer contributions were forfeited by terminated Plan participants. Forfeited balances of nonvested terminated participants' accounts are used to reduce Company contributions. As of December 31, 2003 and 2002, unallocated assets (e.g., forfeitures) included in investments totaled $64,557 and $264,944, respectively.

PAYMENT OF BENEFITS

Upon termination of service, retirement, death or permanent disability, a participant may receive a lump-sum distribution equal to the nonforfeitable portion of his/her account.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate, plus 1%, in effect at the time of the disbursement of the loan. Principal and interest are paid ratably through payroll deductions.

ADMINISTRATIVE EXPENSES

Substantially all expenses of administering the Plan are paid by the Company, with the exception of certain fees associated with participant loans in which case the fees are paid from the employee's investments.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

DISPOSAL OF PRODUCT LINE

On August 18, 2003, ARRIS sold its engineering consulting services product line, known as ESP, to an unrelated third party. In conjunction with the sale, the Plan was amended to fully vest the accounts of participants whose employment was terminated in connection with the sale. These balances were transferred out during 2003.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan's financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments in mutual funds and ARRIS common stock are stated at fair value, which is based on quoted market prices on national exchanges. Participant loans are stated at carrying value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:


                                                                        DECEMBER 31
                                                                    2003              2002
                                                                ----------        ----------
MFS Retirement Service - MFS Emerging Growth Fund-A             $2,543,363        $1,988,725
MFS Retirement Service - MFS Bond Fund-A                         2,342,233         2,692,246
MFS Retirement Service - MFS Research Fund-A                     2,018,902         1,745,102
MFS Retirement Service - MFS Global Equity Fund-A                2,119,226         1,653,927
MFS Retirement Service - MFS Capital Opportunity Fund-A          2,686,166         2,235,409
MFS Retirement Service - Mass Invest Growth Stock Fund-A         4,196,009         2,512,918
MFS Retirement Service - MFS Total Return Fund-A                 3,428,325         3,051,896
MFS Retirement Service - MFS Fixed Fund-Institutional            4,697,432         5,156,968
Scudder Equity 500 Index Fund                                    3,029,980         1,975,192
ARRIS Group, Inc. common stock                                   1,956,815         1,112,198


The Plan's investments (including investments bought, sold, and held during the year) appreciated in fair value as follows:

                                                      YEAR ENDED
                                                    DECEMBER 31,
                                                        2003
                                                    ------------
Mutual funds                                         $5,051,116
Common stock                                          1,170,716
                                                     ----------
  Total Plan appreciation                            $6,221,832
                                                     ==========

NOTE 4. INCOME TAX STATUS

The Plan has received determination letters from the Internal Revenue Service dated October 11, 2002 and May 5, 2003, stating that the Plan is qualified under
Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE 5. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of funds managed by Heritage Trust Corporation, who is the Plan's trustee, and by MFS Retirement Services, Inc., who is the Plan's record keeper, and, therefore, these transactions qualify as party-in-interest transactions.

The Plan held 405,843 and 427,933 shares of the ARRIS common stock valued at $1,956,815 and $1,112,198 at December 31, 2003 and 2002, respectively.

                                ARRIS GROUP, INC.
                              EMPLOYEE SAVINGS PLAN
                        EIN: 58-2588724 PLAN NUMBER: 002
                              SCHEDULE H, LINE 4(I)

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2003

                                                                   (c)                                    (e)
                     (b)                                     DESCRIPTION OF                            CURRENT
 (a)          IDENTITY OF ISSUE                                INVESTMENT                               VALUE
----    -----------------------------      ---------------------------------------------------       ------------
  *     MFS Retirement Services, Inc.      MFS Emerging Growth Fund-A; 89,967 shares                   $2,543,363
        Scudder Equity 500 Index Fund      Scudder Equity 500 Index Fund; 24,253 shares                 3,029,980
  *     MFS Retirement Services, Inc.      MFS Research Fund-A; 115,432 shares                          2,018,902
  *     MFS Retirement Services, Inc.      MFS Global Equity Fund-A; 99,728 shares                      2,119,226
  *     MFS Retirement Services, Inc.      MFS Capital Opportunity Fund-A; 225,728 shares               2,686,166
  *     MFS Retirement Services, Inc.      Mass Invest Growth Stock Fund-A; 370,672 shares              4,196,009
  *     MFS Retirement Services, Inc.      MFS Total Return Fund-A; 227,043 shares                      3,428,325
  *     MFS Retirement Services, Inc.      MFS Bond Fund-A; 178,796 shares                              2,342,233
  *     MFS Retirement Services, Inc.      MFS Fixed Fund-Institutional; 4,697,432 shares               4,697,432
  *     MFS Retirement Services, Inc.      MFS High Income Fund-A; 119,540 shares                         473,379
  *     MFS Retirement Services, Inc.      MFS Government Security Fund-A; 15,679 shares                  152,713
  *     MFS Retirement Services, Inc.      MFS Mid Cap Growth Fund-A; 65,070 shares                       508,199
  *     MFS Retirement Services, Inc.      MFS International Value Fund-A; 5,710 shares                   112,650
        Franklin Templeton Investments     Franklin Balance Sheet Investment Fund-A; 21,424
                                             shares                                                     1,019,146
        Liberty Funds Services, Inc.       Liberty Acorn Fund-A; 27,995 shares                            621,500
  *     MFS Retirement Services, Inc.      MFS Conservative Allocation Fund-A; 9,842 shares               106,487
  *     MFS Retirement Services, Inc.      MFS Moderate Allocation-A; 8,797 shares                         99,497
  *     MFS Retirement Services, Inc.      MFS Growth Allocation-A; 18,071 shares                         211,246
  *     MFS Retirement Services, Inc.      MFS Aggressive Growth Allocation-A; 11,290 shares              133,109
        Lord Abbett                        Lord Abbett Mid-Cap Value-A; 25,107 shares                     472,766
        Van Kampen Investments             Van Kampen Growth and Income; 80,635 shares                  1,454,656
  *     ARRIS Group, Inc.                  Common stock; 405,843 shares                                 1,956,815
  *     Participants                       Loans receivable; interest rates range 5.00% -
                                             10.50%; maturities within 10 years                           627,383
                                                                                                      -----------
                                                                                                      $35,011,182
                                                                                                      ===========


* Represents a party-in-interest to the Plan.

Note: Cost information (column d) has not been included as all investments are participant directed.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee savings plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized,



                                      ARRIS GROUP, INC.
                                      EMPLOYEE SAVINGS PLAN

                                      By: Administrative Committee
                                             (Plan Administrator)


                                      /s/ LAWRENCE A. MARGOLIS
                                      ------------------------
                                           Lawrence A. Margolis
                                             Executive Vice President,
                                             Strategic Planning, Administration,
                                             and Chief Counsel


Dated: June 28, 2004